UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                            Commission File Number 0-49936
                                  Cusip No. 738209 10 5

                                      FORM 12b-25
                              NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q
             [ ]Form N-SAR

                  For Period Ended: December 31, 2002

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _______________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:____________________________________

                        PART I--REGISTRANT INFORMATION

Full name of Registrant:  St. Joseph Energy, Inc.
                          _______________________

Former Name if Applicable:  N/A
                           ___________________

Address or Principal Executive Office (Street and Number):

         906 East 7th Street
         ___________________

City, State and Zip Code:  Hastings, NE 68901
                           __________________________

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has recently restructured its Board of Directors in order to accommodate more independent directors. As a consequence, a majority of the Board is now comprised of newly appointed Directors. The audit was not received in time to be able to circulate it among the directors. The directors are currently completing the process of reviewing the Company's year-end condition and financial statements. Thus, the Company is requesting this extension.


                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     David Johnson         (402)             461-4957
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         (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              St. Joseph Energy, Inc
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2003
                                            By: /s/David Johnson
                                               ---------------------------------
                                                   David Johnson
                                                     President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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